Exhibit 99.1

Cardiome and Mitsubishi Tanabe Pharma Europe Enter Into an AGGRASTAT and EXEMBOL Co-Promotion Agreement in the UK

NASDAQ: CRME   TSX: COM

VANCOUVER, Sept. 30, 2015 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that the company has entered into a Co-Promotion Agreement with Mitsubishi Tanabe Pharma Europe Ltd. ("MTPE"), a subsidiary of Mitsubishi Tanabe Pharma Corporation headquartered in Japan, to co-promote Cardiome's AGGRASTAT® (tirofiban HCL) and MTPE's EXEMBOL® (argatroban monohydrate) in the United Kingdom. Cardiome and MTPE will co-promote the two products thereby leveraging their existing sales forces and investments in this market for an initial term of 3 years. Financial details of the agreement were not disclosed.

"We are excited to add EXEMBOL to our UK product portfolio," said Juergen Polifka, General Manager of Cardiome Europe. "In addition to increased revenues stemming from Cardiome's incremental sales of EXEMBOL within the UK market, Cardiome will also benefit from MTPE's promotion, and subsequent sales of AGGRASTAT. This partnership will result in a larger combined sales effort for both products, thereby enhancing their market penetration."

"We are pleased to enter into this co-promotion agreement with Cardiome," said Noriaki Kambayashi, MTPE's Vice-President. "We believe synergies exist between the two products providing more antithrombotic options to our hospital-based customers and benefits to patients. It will also widen availability of Exembol and increase our overall sales."

AGGRASTAT® is indicated for the prevention of early myocardial infarction in adult patients presenting with acute coronary syndromes without ST elevation (NSTE-ACS) with the last episode of chest pain occurring within 12 hours and with ECG changes and/or elevated cardiac enzymes.

Patients most likely to benefit from AGGRASTAT® treatment are those at high risk of developing myocardial infarction within the first 3-4 days after onset of acute angina symptoms including for instance those that are likely to undergo an early percutaneous coronary intervention (PCI). AGGRASTAT® is also indicated for the reduction of major cardiovascular events in patients with acute myocardial infarction (STEMI) intended for primary PCI.

EXEMBOL is indicated for anticoagulation in adult patients with heparin-induced thrombocytopenia type II who require parenteral antithrombotic therapy.  The diagnosis should be confirmed by the HIPAA (heparin induced platelet activation assay) or an equivalent test. However, such confirmation must not delay the start of treatment.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About Mitsubishi Tanabe Pharma Europe Ltd
Mitsubishi Tanabe Pharma Europe Ltd is the European Headquarters of one of Japan's largest pharmaceutical companies, Mitsubishi Tanabe Pharma Corporation. Mitsubishi Tanabe Pharma Corporation is a research-based pharmaceutical company, created through the merger of Tanabe Seiyaku Co., and Mitsubishi Pharma Corporation on 1st October 2007, based in Osaka, Japan. Mitsubishi Tanabe Pharma Corporation is committed to becoming a global research-driven pharmaceutical company, which continuously brings new medicines to market that meet global needs. As part of the company's worldwide expansion, organisations have been established in Europe (Mitsubishi Tanabe Pharma Europe Ltd), Germany (Mitsubishi Tanabe Pharma GmbH) and North America (Mitsubishi Tanabe Pharma Development America, Inc.). For more information, please visit http://www.mt-pharma-eu.com/.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: David Dean, Cardiome Investor Relations, (604) 677-6905 ext 311 or Toll Free: 1-800-330-9928, Email: ddean@cardiome.com

CO: Cardiome Pharma Corp.

CNW 08:00e 30-SEP-15